CPI Aerostructures, Inc. 8-K

Exhibit 3.1

Amended Article V, Section 6 of By Laws

SECTION 6. Fixing of Record Date. The Board of Directors may fix, in advance, a date not more than sixty nor less than ten days before the date then fixed for the holding of any meeting of the shareholders or before the last day on which the consent or dissent of the shareholders may be effectively expressed for any purpose without a meeting, as the time as of which the shareholders entitled to notice of and to vote at such meeting or whose consent or dissent is required or may be expressed for any purpose, as the case may be, shall be determined, and all persons who were shareholders of record of voting shares at such time, and no others, shall be entitled to notice of and to vote at such meeting or to express their consent or dissent, as the case may be. The Board of Directors may fix, in advance, a date not more than fifty nor less than ten days preceding the date fixed for the payment of any dividend or the making of any distribution or the allotment of rights to subscribe for securities of the Corporation, or for the delivery of evidences of rights or evidences of interests arising out of any change, conversion or exchange of shares or other securities, as the record date for the determination of the shareholders entitled to receive any such dividend, distribution, allotment, rights or interests, and in such case only the shareholders of record at the time so fixed shall be entitled to receive such dividend, distribution, allotment, rights or interests.